UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
May 3, 2007

bebe stores, inc.
(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On May 3, 2007, bebe stores, inc. issued a press release announcing its third quarter fiscal 2007 earnings.

The press release relating to the third quarter fiscal 2007 earnings is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

99.1.   Press Release dated May 3, 2007.

<center>**SIGNATURE**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated May 3, 2007

bebe stores, inc.

/s/ Walter Parks

_____
Walter Parks, Chief Operating Officer and Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
       Chief Operating Officer
       bebe stores, inc.
       (415) 715-3900


bebe stores, inc.
Announces Third Quarter Earnings of $0.14 per Share


BRISBANE, CALIF. – May 3, 2007 – bebe stores, inc. (Nasdaq:BEBE) today announced financial results for the third quarter ended April 7, 2007.

Net sales for the third quarter of fiscal 2007 were $154.4 million, up 16.3% from $132.8 million reported for the third quarter a year ago. As previously reported, same store sales for the quarter decreased 0.4% compared to an increase of 4.7% in the prior year. Same store sales for the quarter exclude the additional week from fiscal January 2007.

Gross margin as a percentage of net sales decreased to 45.3% in the third quarter of fiscal 2007, compared to 46.9% in the third quarter of fiscal 2006. The decrease in gross margin as a percentage of net sales from the prior year was primarily due to lower merchandise margins resulting from lower than anticipated sales, higher markdowns and unfavorable occupancy leverage partially offset by lower inventory reserves.

SG&A expenses for the third quarter of fiscal 2007 were $54.1 million, or 35.1% of net sales, compared to $44.7 million, or 33.7% of net sales for the same period of the prior year. The increase in SG&A expenses as a percent of sales is primarily due to de-leveraging of store expenses, including store compensation and depreciation expense partially offset by lower advertising expense.

Operating income for the third quarter of fiscal 2007 was $15.7 million or 10.2% of net sales, compared to $17.5 million or 13.2% of net sales for the same period of the prior year. Net income for the third quarter decreased 3.0% to $12.9 million, compared to $13.3 million for the same period of the prior year. Diluted earnings per share for the third quarter were $0.14 versus $0.14 per share in the same period of fiscal 2006.

The effective tax rate for the third quarter of fiscal 2007 increased to 35.9% from 34.6% in the third quarter of fiscal 2006 primarily due to a cumulative adjustment of temporary and permanent differences recorded in the third quarter of fiscal 2006.

Net sales for the year-to-date period ended April 7, 2007 were $508.2 million, up 19.0% from $426.9 million reported for the year-to-date period ended April 1, 2006. As previously reported, same store sales for the year-to-date period ended April 7, 2007 increased 5.9% compared to an increase of 7.1% in the prior year. Same store sales for the year-to-date period exclude the additional week from fiscal January 2007.

Net income for the year-to-date period ended April 7, 2007 were $57.6 million compared to $51.9 million in the prior year. Diluted earnings per share for the year-to-date period ended April 7, 2007 were $0.61 compared to $0.55 per share in the prior year.

During the third quarter ended April 7, 2007, the Company opened six stores including five bebe stores, one BEBE SPORT store, expanded or relocated two existing bebe stores and one outlet store and closed five bebe stores resulting in total square footage growth of 0.6%. For the third quarter ended April 7, 2007, the Company's capital expenditures were approximately $11 million and depreciation expense was approximately $5 million.

For the fourth quarter of fiscal 2007, the Company anticipates comparable store sales will be in the negative mid to low single digit range and earnings per share in the range of $0.17 to $0.21 versus $0.23 per share in the fourth quarter of fiscal 2006. The Company is currently anticipating an effective tax rate of 36.1% for the fourth quarter of fiscal 2007.

For the fourth quarter of fiscal 2007, the Company is currently planning on increasing finished goods inventory per square foot by approximately 10% compared to the fourth quarter of fiscal 2006. This increase is due to the addition of a 53rd week which resulted in a calendar shift in fiscal June and July.

For fiscal 2007, the Company anticipates opening 36 new stores, expanding or relocating 11 existing stores and renovating 11 stores resulting in an approximate square footage growth of 12%. The number of planned new stores includes 20 bebe stores, 15 BEBE SPORT stores and one bebe accessories store offset by the closure of five stores.

We currently plan on spending $40 to $45 million in capital expenditures for the year. We will spend approximately $30 million on new stores, $12 million on expansions and renewals and the remainder on IS&T and home office.

bebe stores, inc. will host a conference call on Thursday, May 3, 2007 at 1:30 PM Pacific Time to discuss third quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available by calling (800) 642-1687 and using the pass code "5401063". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, COLLECTION bebe, Neda by bebe, Neda, BEBE SPORT and bebe O brand names. bebe currently operates 262 stores, of which 190 are bebe stores, 20 are bebe outlet stores, 51 are BEBE SPORT stores and 1 is a bebe accessories store. These stores are located in the United States, U.S. Virgin Islands, Puerto Rico and Canada. In addition, there is an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply, adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

_____

bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)
(Dollars in thousands)

	April 7, 2007	April 1, 2006
Assets		
Cash and equivalents	$ 50,600	$ 47,411
Short-term marketable securities	313,146	264,280
Inventories, net	43,504	40,047
Total current assets	448,017	379,016
Property and equipment, net	107,925	81,576
Total assets	$ 575,023	$ 472,627
Liabilities and Shareholders' Equity		
Total current liabilities	$ 59,789	$ 53,270
Total liabilities	98,792	86,262
Total shareholders' equity	476,231	386,365
Total liabilities and shareholders' equity	$ 575,023	$ 472,627

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands except per share data and store statistics)

	For the Quarters Ended				For the Year-to-Date Periods Ended			
	April 7, 2007	%	April 1, 2006	%	April 7, 2007	%	April 1, 2006	%
Net sales	$ 154,354	100.0	$ 132,812	100.0	$ 508,215	100.0	$ 426,862	100.0
Cost of sales, including production and occupancy	84,502	54.7	70,576	53.1	264,731	52.1	217,284	50.9
Gross margin	69,852	45.3	62,236	46.9	243,484	47.9	209,578	49.1
Selling, general and administrative expenses	54,126	35.1	44,721	33.7	163,365	32.1	133,886	31.4
Operating income	15,726	10.2	17,515	13.2	80,119	15.8	75,692	17.7
Interest and other income, net	4,430	2.9	2,814	2.1	10,099	2.0	7,174	1.7
Income before income taxes	20,156	13.1	20,329	15.3	90,218	17.8	82,866	19.4
Income tax provision	7,228	4.7	7,030	5.3	32,591	6.5	30,985	7.2
Net income	$ 12,928	8.4	$ 13,299	10.0	$ 57,627	11.3	51,881	12.2
Basic earnings per share	$ 0.14		$ 0.15		$ 0.62		$ 0.57	
Diluted earnings per share	$ 0.14		$ 0.14		$ 0.61		$ 0.55	
Basic weighted average shares outstanding	93,069		91,445		92,638		91,274	
Diluted weighted average shares outstanding	94,989		93,762		94,914		93,769	
Number of stores open at beginning of period	258		228		242		214	
Number of stores opened during period	6		0		22		16	
Number of stores closed during period	5		0		5		2	
Number of stores open at end of period	259		228		259		228	
Number of stores expanded/relocated during period*	3		1		7		2	
Total square footage at end of period (000's)	942		829		942		829	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.